FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

For the month of July 2015

MEDIGUS LTD.
(Translation of registrant's name into English)

Omer Industrial Park, No. 7A, P.O. Box 3030, Omer 8496500, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

Medigus Ltd. (the “Registrant” or the “Company”) held a Special General Meeting of Shareholders on Monday, July 6, 2015, at 11 a.m. Israel time  (hereinafter: the “Meeting”), at the offices of the Company, Building 7A, Omer Industrial Park, Israel.

Copies of the Translation of Notice and Proxy Statement of Special General Meeting of Shareholders and of Written Ballot, and the Form of Proxy Card for holders of the Company’s ADRs relating to the Meeting were filed on Form 6-K by the Registrant on June 1, 2015.

The Registrant is announcing that the resolution to approve the grant to Mr. Doron Birger (a director of the Company) of an undertaking for indemnification and exemption from liability and the inclusion of Mr. Doron Birger under the Directors and Officers insurance policy of the Company and any such future insurance policies, was duly passed at the Meeting.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MEDIGUS LTD.

Date: July 6, 2015	By:	/s/ Avraham Ben-Tzvi
Avraham Ben-Tzvi
Company Secretary